EXHIBIT 4.2

July 29, 2019

Dear           :

In a conference call held on July 16 with a number of Nocopi’s convertible debenture holders, the convertible debenture holders present and I discussed alternatives related to the debentures that are maturing during the third quarter of 2019. There are several options available to you. 1) the debentures and accrued interest can be converted into restricted common stock of the Company at $0.025; 2) the debentures and accrued interest can be redeemed for cash; 3) a portion of the debentures and accrued interest can be converted into restricted common stock of the Company at $0.025 with the balance being redeemed for cash. An alternative not discussed and subject to approval by the Board of Directors is a one year extension of the maturity date of your convertible debenture to the third quarter of 2020 with interest continuing to accrue at 7%. I’m available to discuss the options, (xxx) xxx-xxxx. Feel free to contact Rudy at the office as well, (610) 834-9600. The status of your convertible debenture is listed below. Also attached is a W-9 form which will be required as the interest income, whether paid in cash or converted, may need to be reported on a Form 1099.

Sincerely,

Michael A. Feinstein
Chairman

Amount of Note:

Current Maturity Date:

Accrued Interest to Current Maturity Date:

Selection:

1)

Conversion of all principal and interest to restricted stock _____

2)

Payment of all principal and interest _____

3)

Conversion of a portion of principal (amount  _______ ) and balance in cash

4)

One year extension of principal and interest _____

Please email your response to me and Rudy at xxxxxx@xxxxxx.com and rudy@nocopi.com or fax to the Company at (610) 834-7777.